

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Howard Yu
Chief FInancial Officer
Ball Corporation
9200 W. 108 th Circle , P.O. Box 5000
Westminster , CO 80021-2510

Re: Ball Corporation
Form 10-K for the year ended December 31, 2022
File No. 1-07349

Dear Howard Yu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing